Via Facsimile and U.S. Mail
Mail Stop 6010

May 14, 2007

Ms. Debra P. Crawford
Senior Vice President and Chief Financial Officer
Santarus, Inc.
10590 West Ocean Air Drive
Suite 200
San Diego, CA 92130

Re: Santaurus, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 6, 2007
File Number: 000-50651

Dear Ms. Crawford:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant